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BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

February 26, 2016

VIA EDGAR

Ms. Samantha A. Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	HSBC Funds (File Nos. 033-07647 and 811-04782)
HSBC Advisor Funds Trust (File Nos. 333-02205 and 811-07583)
HSBC Portfolios (File No. 811-08928) (each a “Registrant,” and collectively, the “Registrants”)

Dear Ms. Brutlag,

This letter responds to the comments that you provided to Andrew J. Zutz and me in a telephone conversation on Friday, February 19, 2016 regarding the Registrants’ preliminary proxy statement on Schedule 14A and form of proxy (the “Proxy Statement”), as filed with the U.S. Securities and Exchange Commission (“SEC”) on February 11, 2016. We have reproduced your comments below, followed by the Registrants’ responses. Capitalized terms have the same meaning as in the Proxy Statement.

General Comments

1.

Comment: Please explain supplementally the basis on which the Registrants are using a proxy statement on Schedule 14A, rather than a prospectus/proxy statement on Form N-14, to seek shareholder approval for the Reorganization.

Response: Based on the structure and nature of the Reorganization and shareholder investment expectations, the Registrants respectfully believe that the Proposal submitted for shareholder approval to reorganize each Registrant into a singly, newly formed Delaware statutory trust from a Massachusetts business trust or New York trust, as applicable, does not amount to a new “investment decision” by shareholders. Accordingly, the Registrants believe that the Reorganization is not a transaction subject to the registration requirements of the 1933 Act under Rule 145(a) and that Schedule 14A is the appropriate vehicle for seeking shareholder approval of the Proposal. This approach is consistent with staff guidance and other similar transactions.

2.	Comment: Please make each reference to an Exhibit in the text of the Proxy Statement appear in bold font. Response: The Registrants have made the requested change.

Very Important Information for Shareholders—Questions and Answers

3.

Comment: Please clarify in plain-English that the proposal to amend the Funds’ current “manager of managers” arrangement would permit the Adviser to enter into or amend sub-advisory agreements with affiliated sub-advisers without shareholder approval.

Response: The Registrants have made the requested change.

4.

Comment: Please clarify that the Funds will submit an application to the SEC for an exemptive order requesting relief to operate in accordance with the Amended Manager of Managers Arrangement and that there is no guarantee the SEC will grant the requested relief.

Response: The Registrants have made the requested change.

5.

Comment: Please clarify what is meant by the “cost savings” that might result from the Amended Manager of Managers Arrangement.

Response: The Registrants have clarified that the Amended Manager of Managers Arrangement may reduce costs to the Funds, and thereby to the Funds’ shareholders, because it will eliminate the expense of conducting a shareholder vote each time an affiliated sub-adviser is hired or replaced or an agreement with an affiliated sub-adviser is modified.

Proposal 1—Election of Trustees

6.

Comment: Please confirm supplementally that there were no material legal proceedings, pending or otherwise, against any of the Trustee nominees in the past ten years that were required to be disclosed in the Proxy Statement.

Response: The Registrants hereby confirm that there were no material legal proceedings, pending or otherwise, against any of the Trustee nominees in the past ten years that were required to be disclosed in the Proxy Statement.

7.

Comment: Please confirm supplementally that all positions held by the Trustee nominees that could give rise to an affiliation with the Funds have been disclosed in the Proxy Statement.

Response: The Registrants hereby confirm that all positions held by the Trustee nominees that could give rise to an affiliation with the Funds have been disclosed in the Proxy Statement.

8.

Comment: Please disclose whether the Nominating and Corporate Governance Committee or the Boards have a policy with regard to the consideration of diversity in identifying trustee nominees.

Response: The Registrants have added the following disclosure in the second paragraph of the section entitled “Nominating and Corporate Governance Committee”:

The Committee also takes diversity of a particular nominee and overall diversity of the Boards into account when considering and evaluating nominees for Trustees.

9.

Comment: Please confirm supplementally that all transactions, relationships and other arrangements that are required to be disclosed by Item 22(b)(6) – (10) of Schedule 14A have been disclosed in the Proxy Statement.

Response: The Registrants hereby confirm that there were no transactions, relationships and other arrangements that are required to be disclosed by Item 22(b)(6) – (10) of Schedule 14A in the Proxy Statement.

Proposal 2—Approval of the Reorganization

10.

Comment: In the first sentence of this section of the Proxy Statement, please clarify that the newly formed Delaware statutory trust will be a “single” trust.

Response: The Registrants have made the requested change.

11.

Comment: In the fifth bullet point of the section relating to the Boards’ considerations in approving the Reorganization, please clarify that the investment objectives of the Funds will not change if shareholders approve the Proposal to change the fundamental investment policies of the Funds (Proposal 4).

Response: The Registrants have revised the referenced language to state the following:

The investment policies and restrictions, as modified by Proposal 4, and investment objectives of each New Fund will be identical to those of the corresponding Fund, and the New Funds will be managed by the same personnel and in accordance with the same investment strategies and techniques utilized in the management of each Fund immediately prior to the Reorganization.

Proposal 3—Approval of Amended “Manager of Managers” Arrangement

12.

Comment: Please discuss in reasonable detail the material factors and the conclusions with respect thereto that form the basis for the recommendation of the Boards that the shareholders approve an investment advisory contract. Please include the factors relating to the Boards’ selection of the investment adviser and approval of the advisory fee and any other amounts to be paid by the Funds under the contract. See Item 22(c)(11) of Schedule 14A and the Instructions to Item 22(c)(11).

Response: The Registrants respectfully decline to implement this comment because Item 22(c)(11) of Schedule 14A does not apply to the Proposal to amend the “manager of managers” arrangement as set forth in the Proxy Statement. Shareholders are not being asked to approve an investment advisory contract, select a new investment adviser or approve an advisory fee change. The Proposal to approve an amendment to the Funds’ current “manager of managers” arrangement relates solely to the ability of the Funds and the Adviser to enter into or materially amend sub-advisory agreements with unaffiliated sub-advisers without shareholder approval. This requested relief, if approved by shareholders and granted by the SEC, would not impact the terms of the Funds’ advisory contracts. Indeed, the Adviser, pursuant to the current advisory contracts, would continue to provide the same level of management services to the Funds as it is currently providing at the same advisory fee rates. For these reasons, the Registrants do not believe they are required to provide the information called for under Item 22(c) of Schedule 14A.

13.

Comment: Please revise the Proxy Statement to clarify that, if the Proposal is approved, the sub-advisers’ fees will be paid by the Adviser out of the management fee the Adviser receives from the Funds.

Response: The Registrants made the requested change.

Proposal 4—Approval of Changes to Fundamental Investment Policies

14.

Comment: Please move the current fundamental investment policies for each Fund as set forth in Exhibit F into the applicable tables in this section of the Proxy Statement to facilitate a side-by-side comparison of each current and proposed fundamental investment policy for each Fund.

Response: The Registrants have made the requested change.

15.

Comment: Because certain of the proposed fundamental investment policies would provide each Fund with additional flexibility to engage in the particular investment activity associated with that fundamental investment policy, please disclose the investment risks and potential consequences that may result to the extent a Fund uses this flexibility in the future, if applicable. To the extent applicable, please also consider describing the current fundamental investment policies and the proposed changes to the fundamental investment policies for each individual Fund rather than describing them for the Funds collectively as a whole.

Response: The Registrants have made the requested change. The Registrants have also added appropriate disclosure to inform shareholders that approval of each proposed fundamental investment policy is not expected to change the way in which the Funds are currently managed and thus it is not anticipated that such changes, if approved, will result in additional material risk to the Funds.

16.

Comment: The proposed fundamental investment policy regarding industry concentration in the section entitled “Proposal 4.D—Industry Concentration” for the HSBC Prime Money Market Fund, HSBC U.S. Government Money Market Fund and HSBC U.S. Treasury Money Market Fund is as follows:

The Fund may not “concentrate” its investments in any one industry (excluding the U.S. Government, its agencies or instrumentalities and repurchase agreements collateralized by such investments), except to the extent permitted under the 1940 Act and the rules and regulations thereunder; provided, however, that the Fund may invest without limitation in U.S. dollar-denominated obligations of U.S. banks, foreign branches of U.S. banks and U.S. branches of foreign banks. (Emphasis added)

Please explain supplementally how the proposed fundamental investment policy will be interpreted with respect to the portion of the proposed fundamental policy that would permit each Fund to invest without limit in “foreign branches of U.S. banks and U.S. branches of foreign banks.”

Response: Guide 19 provides that money market funds may reserve freedom of action to concentrate their investments in government securities, as defined in the 1940 Act, and certain bank instruments issued by domestic banks. The Staff takes the position in Guide 19 that “U.S. branches of foreign banks” may be considered domestic banks if it can be demonstrated that they are subject to the same regulation as U.S. banks. In addition, the Staff’s guidance in Guide 19 provides that a registrant may treat a “foreign branch of a U.S. bank” as a domestic bank if the registrant “can disclose that the investment risk associated with investing in instruments issued by the foreign subsidiary of a domestic bank is the same as that of investing in instruments issued by the domestic parent, in that the domestic parent would be liable, unconditionally, in the event that the foreign branch failed to pay on its instruments for any reason.”[1]

The Registrants intend to interpret the fundamental policy regarding industry concentration for the HSBC Prime Money Market Fund, HSBC U.S. Government Money Market Fund and HSBC U.S. Treasury Money Market Fund in a manner consistent with the Staff’s guidance in Guide 19.

17.

Comment: Please disclose supplementally how the HSBC Frontier Market Fund defines “industry” for purposes of the Fund’s fundamental investment policy on industry concentration.

Response: For purposes of the HSBC Frontier Markets Fund’s investments, the “financial services group of industries” includes, among other things, banks, asset management companies, investment banking companies, brokerage companies, custody banks and insurance companies.

18.

Comment: With respect to the HSBC Prime Money Market, HSBC U.S. Government Money Market and HSBC U.S. Treasury Money Market Funds, in the section entitled “Proposal 4.I—Pledging, Mortgaging and Hypothecating,” please revise the third sentence to state the following: “The Funds’ current limits on pledging may conflict with each Fund’s ability to borrow money to meet redemption requests or for temporary or emergency or speculative purposes” (emphasis added).

Response: The Registrants respectfully decline to implement this comment because the HSBC Prime Money Market Fund, HSBC U.S. Government Money Market Fund and HSBC U.S. Treasury Money Market Fund are money market funds subject to the diversification, liquidity, maturity and credit quality requirements under Rule 2a-7 under the 1940 Act and, therefore, are not expected to borrow for speculative or investment purposes.

____________________

1	Registration Form Used by Open-End Management Investment Companies, Securities Act Rel. No. 6479 at Guide 19 (Aug. 12, 1983).

19.	Comment: In the first sentence of the section entitled “Proposal 4.K—Investments in Other Investment Companies,” please clarify which restriction is “no longer required to be among a Fund’s fundamental investment policies.”

Response: The Registrants have revised the referenced language to state the following:

The HSBC Prime Money Market Fund and HSBC U.S. Government Money Market Fund have a current fundamental investment policy that prohibits the Fund from investing in other open-end investment companies. This restriction is more prohibitive than the rules and regulations under the 1940 Act and applicable guidance by the SEC and its staff, which do not require a fund to adopt such a provision as a fundamental investment policy.

Form of Proxy Card

20.

Comment: Please consider clarifying that by voting as a “group” (i.e., by checking the box to vote in accordance with the Board’s recommendation), the vote will override any individual votes marked for Proposal 4.

Response: The Registrants have made the requested change.

21.

Comment: Please confirm supplementally that shareholders will receive a separate proxy card for each Fund that they beneficially own as of the Record Date.

Response: Confirmed. Shareholders will receive a separate proxy card for each Fund that they own as of the Record Date.

Tandy Representations

22.	Comment: Please include standard Tandy representation language in your transmittal letter for your upcoming filing. Response: The Registrants hereby agree to make the following representations:

●	the Registrants are responsible for the adequacy and accuracy of the disclosure in the filing;

●	the Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

●	the Registrants may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws.

*     *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further. Thank you in advance for your attention to this letter.

Best regards,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:

Richard A. Fabietti, President, HSBC Funds, and Senior Vice President, Head of Product Management, HSBC Global Asset Management (USA) Inc.

Jennifer Bergenfeld, Chief Legal Officer, HSBC Funds, and Senior Legal Counsel, HSBC Global Asset Management (USA) Inc.

Julien Bourgeois, Dechert LLP